Exhibit (a)(5)(H)

IN THE SUPERIOR COURT OF FULTON COUNTY, GEORGIA

136 PRYOR STREET, ROOM C-103, ATLANTA, GEORGIA 30303

SUMMONS

Oakland County Employees’ Retirement System, individually and on behalf of all others similarly situated.	) ) ) )	Case No.: 2011CV203324
)
Plaintiff, vs.	) ) )
Alon Goren, John H. Heyman, et al.	)
)
James S. Balloun, 3925 Brookside Parkway Alpharetta, GA 30022	) ) ) )
Defendant	) ) )

TO THE ABOVE NAMED DEFENDANT(S):

Your are hereby summoned and required to file with the Clerk of said Court and serve upon plaintiffs attorney, whose name and address is:

Christi A. Cannon

Chitwood Harley Harnes LLP

1230 Peachtree Street, NE

2300 Promenade II

Atlanta, GA 30309

An answer to the complaint which is herewith served upon you, within 30 days after service of this summons upon you, exclusive of the day of service. IF YOU FAIL TO DO SO, JUDGMENT BY DEFAULT WILL BE TAKEN AGAINST YOU FOR THE RELIEF DEMANDED IN THE COMPLAINT.

This 18 day of July, 2011

Honorable Cathelene “Tina” Robinson Clerk of Superior Court

By	/s/ Deputy Clerk
Deputy Clerk

To defendant upon whom this petition is served:

This copy of complaint and summons was served upon you                     , 20

Deputy Sherriff

Instructions: Attach addendum sheet for additional parties if needed, make notation on this sheet if addendum is used

IN THE SUPERIOR COURT OF FULTON COUNTY STATE OF GEORGIA		Filed in Office July 18, 2011 Deputy Clerk Superior Court Fulton County, GA

OAKLAND COUNTY EMPLOYEES’

RETIREMENT SYSTEM,

Individually And On Behalf Of All Others

Similarly Situated,

Plaintiff,

v.

ALON GOREN, JOHN H. HEYMAN,

DONNA A. LEE, JAMES S. BALLOUN,

J. ALEXANDER DOUGLAS, JR., MICHAEL

Z. KAY, WILLIAM A. CLEMENT, PHILIP J.

HICKEY, JR., NICK SHREIBER,

RADIANT SYSTEMS, INC., and

NCR CORPORATION

    Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2011CV203324

CLASS ACTION COMPLAINT

Plaintiff Oakland County Employees’ Retirement System (“Plaintiff), through its counsel, alleges upon information and belief, except for allegations pertaining to Plaintiff, which are based upon personal knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of itself and all other public shareholders of Radiant Systems, Inc. (“Radiant” or the “Company”) common stock for injunctive and other appropriate relief in connection with the merger agreement entered into by NCR Corporation (“NCR”) and Radiant through which NCR would acquire Radiant for approximately $1.2 billion or $28 per share in a cash tender offer (the “Proposed Acquisition”).

2. The Proposed Acquisition reflects an effort by NCR to buy Radiant at an unfair price, and represents only a 31 percent premium over the $21.45 closing price of Radiant on the last trading day before the Proposed Acquisition was announced publicly. The consideration that NCR has stated it will offer to Radiant shareholders is unfair and inadequate because, among other things, the intrinsic value of Radiant common stock is materially higher than the amount offered, giving due consideration to the emergence of new technologies and expansion of the Company’s software products and capabilities.

3. The Board of Directors of Radiant breached its fiduciary duties to the Company’s public shareholders by, among other things, failing to adequately shop the Company before entering into the Proposed Acquisition at an inadequate price. Furthermore, the Radiant Board breached its fiduciary duties by agreeing to onerous and unreasonable deal protection devices, including, among other things, a “no-shop” provision and a steep termination fee that may effectively preclude other topping bids.

4. Radiant’s senior management will benefit as a result of the Proposed Acquisition to the detriment of the Company’s public shareholders. Members of management will continue in similar roles at the new combined company, thus allowing these individuals to continue to reap the benefits of Radiant’s growth trajectory. Meanwhile, Radiant’s public shareholders will be forever cashed out of their investment at an inadequate price.

5. As described in detail herein, these breaches will result in Radiant’s shareholders being irreparably harmed by being deprived of the opportunity to receive fair value for their shares. Accordingly, Plaintiff seeks to enjoin, preliminarily and permanently, NCR’s inadequate offer for the acquisition of Radiant.

THE PARTIES

6. Plaintiff is and was at all times relevant hereto a public holder of Radiant common stock.

7. Defendant Radiant is a corporation organized under the laws of the State of Georgia and headquartered in Alpharetta, Georgia. Radiant provides technology solutions for managing site operations in the hospitality and retail industries. The Company offers a variety of site management systems, including point-of-service (“POS”), self-service kiosk, and back-office systems. These systems consist of touch screen terminals, servers, handheld devices and peripherals, including printers, customer displays and cash drawers, as well as POS and back-office software that can be integrated with third-party solutions. Radiant operates in three segments: Hospitality-Americas; Retail & Entertainment-Americas; and International. The Company’s Hospitality-Americas segment provides an integrated technology solution which meets the needs of a wide variety of hospitality operators in North, Central and South America. The Retail & Entertainment-Americas segment provides store and office-oriented technologies for the automation of retail businesses in North, Central and South America, from specialized retailers to large convenience store chains and POS solutions for entertainment venues including stadiums, arenas and cinemas. The International segment includes its operations in Europe, the Middle East, Africa, Asia, Australia, and New Zealand, outside of the Company’s other two segments, and primarily focuses on restaurants and petroleum and convenience retailers. Radiant was founded in 1985 and its stock is listed on the NASDAQ under the symbol “RADS.”

8. Defendant Alon Goren is the chairman of the Board of Directors. He also serves as the Company’s Chief Technology Officer. He has been a member of the Board since 2004.

9. Defendant John H. Heyman has served as a director of the Company since 2003. He is also the Company’s Chief Executive Officer.

10. Defendant Donna A. Lee has served as a director of the Company since 2007. She is a member of the Audit Committee and the Compensation Committee of the Board of Directors.

11. Defendant James S. Balloun has served as a director of the Company since 1997. He is the Lead Independent Director and Chairman of the Nominating and Corporate Governance Committee.

12. Defendant J. Alexander Douglas, Jr. has served as a director of the Company since 2001. He is a member of the Nominating and Corporate Governance Committee and of the Compensation Committee.

13. Defendant Michael Z. Kay has served as a director of the Company since 2002. He is the Chairman of the Compensation Committee and a member of the Audit Committee.

14. Defendant William A. Clement has served as a director of the Company since 2005. He is the Chairman of the Audit Committee and a member of the Compensation Committee.

15. Defendant Philip J. Hickey, Jr. has served as a member of the Radiant Board of Directors since 2011. He is a member of the Audit Committee.

16. Defendant Nick Shreiber has served as a member of the Board of Directors since 2011. He is a member of the Compensation Committee of the Board of Directors.

17. The defendants identified in ¶¶ 8-16 constitute the entire Radiant Board of Directors. They are referred to herein collectively as the “Directors” or the “Individual Defendants.”

18. Defendant NCR is a corporation organized and existing under the laws of the State of Maryland, with its principal office located in Duluth, Georgia. It was founded in 1884. NCR provides technologies and services that help businesses primarily in the financial services industry to connect, interact, and relate with their customers worldwide. The company offers financial-oriented self-service technologies, such as ATMs; cash dispensers; and software solutions and consulting services related to ATM security, software, and bank branch optimization for financial institutions, retailers, and independent deployers. NCR also provides self-service kiosks to the retail and hospitality, travel and gaming, healthcare, and entertainment industries; retail-oriented technologies, such as point of sale terminals, bar-code scanners, software, and services; check and document imaging solutions, consisting of hardware, software, consulting, and support service that enable digital capture, processing, and retaining of check and item-based transactions for paper-based and image-based check and item processing. NCR’s stock is traded on the NYSE under the symbol “NCR.”

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action on its own behalf and as a class action, pursuant to Ga. Code Ann. §9-11-23, on behalf of all Radiant shareholders who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. As of May 2, 2011, there were 40,214,363 shares of Radiant common stock outstanding.

22. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include the following:

a.	Whether the Proposed Acquisition is unfair to the Class;

b.	Whether the Proposed Acquisition inadequately values Radiant;

c.	Whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

d.	Whether the Individual Defendants have breached their fiduciary duty to consider alternatives to maximize value and secure the best price reasonably available under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

e.	Whether defendants Radiant and/or NCR participated in, or aided and abetted the Individual Defendants’ breaches of their fiduciary duties;

f.	Whether the Proposed Acquisition will result in payment to plaintiff and the Class that is unfair and inadequate; and

g.	Whether Plaintiff and the other members of the Class will be irreparably harmed if the transaction complained of herein is allowed to proceed.

23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class, and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

24. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

25. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

FACTUAL BACKGROUND

A.	Background

26. Radiant makes hardware and software systems used to manage restaurants and hotels. Specifically, the Company engages in the development, installation, and delivery of solutions for managing operations in the hospitality and retail industries worldwide. The Company has more than 100,000 installations worldwide, and its customers include leading brands and venues in the restaurant and food service, sports and entertainment, petroleum and convenience, and specialty retail markets. Radiant has offices in North America, Europe, Asia and Australia and it employs 1,000 people.

27. Radiant has been an extremely successful company. Over the last five years, the Company has delivered 15 percent compounded annual revenue growth and notable margin expansion as a result of the high customer demand for its expansive software offerings.

28. On April 28, 2011, the Company announced financial results for the first quarter of 2011, ended March 31, 2011. Radiant’s chief executive officer, defendant Heyman, noted that the Company “continue[d] to see strong revenue growth led by our subscription services product line, along with ongoing margin expansion and cash flow generation.” Based on the Q1 2011 performance, the Company increased its guidance for both revenue and earnings. Moreover, Mark Haidet, the chief financial officer of Radiant, noted that the Company “continue[s] to see organic and inorganic growth opportunities that we believe could evolve as the year progresses.”

29. The Company remains well-positioned for continued growth and success. As noted by defendant Heyman, “[s]trategically, we have multiple programs in place that are enabling us to expand our markets outside the United States as well as better penetrate our markets inside the United States.”

30. As new technology continues to emerge, Radiant has announced expansion of its products and the development of new initiatives. For example, on June 6, 2011, the Company announced the expansion of its mobile payment capabilities. Specifically, Radiant unveiled improvements to its mobile pay platform that enable restaurateurs and retailers to complete transactions faster and create a more intimate and pleasing on-site experience. Similarly, on May 25,2011, Radiant announced the launch of new touch screen POS terminals for stadiums and arenas. In March 2011, the Company launched additional security services to help restaurant and retail operators to protect customer data.

B.	NCM Seeks to Acquire Radiant

31. NCR is a maker of cash registers, automated teller machines and other technological devices for the retail, financial services, travel, health care, hospitality, entertainment and gaming industries.

32. On July 11,2011, after the close of the market, NCR and Radiant announced that they had entered into a definitive agreement under which NCR will acquire all of the outstanding shares of Radiant common stock through a cash tender offer valuing the company at approximately $1.2 billion. Under the terms of the agreement, Radiant shareholders will receive $28 per share in cash for each share of Radiant stock they own. The proposed deal price represents only a 31 percent premium over the closing price of Radiant on July 11, 2011.

33. The Proposed Acquisition is part of NCR’s strategy to broaden its mix of software and services and will give NCR a foothold into the $8 billion hospitality and specialty retail markets. NCR said it plans to take advantage of Radiant Systems’ established position in quick-service and table-service restaurants, specialty and convenience retailers and entertainment venues by combining Radiant’s offerings with its own. The proposed transaction accelerates

NCR’s strategy of expanding into core industry adjacencies, increasing revenue growth rates and expanding margins by enhancing its mix of software and services. Specifically, Radiant’s market-leading software capabilities will significantly enhance NCR’s solutions, creating a superior portfolio of multichannel POS and self-service solutions. NCR said it will create a hospitality and specialty retail market segment. NCR executives commented that “Radiant Systems is a logical and strategic extension for NCR, moving us into attractive fast-growth adjacent markets.” NCR estimates that the deal will accelerate its revenue growth and contribute to earnings as early as next year.

34. Recognizing that Radiant was poised to continue tremendous growth due to its promising new products, NCR seized on the opportunity to acquire the Company at a low price, and the Radiant Board acquiesced in a sale of the Company at that price notwithstanding the lack of an adequate sale process and special incentives for Radiant’s management to support the Proposed Acquisition.

35. The consideration offered as part of the Proposed Acquisition is inadequate and undervalues Radiant, especially in light of the fact that Radiant has announced stellar revenues, has only recently announced the development of several innovative products with tremendous potential, and is poised for continued growth because of these products.

36. Moreover, the deal, which the two companies say is expected to close in the third quarter of this year, unfairly benefits Radiant’s senior management to the detriment of the Company’s shareholders. According to an SEC filing, NCR expects that the large majority of Radiant leadership will join NCR and continue in the same capacities they currently hold. Specifically, NCR stated that Andrew S. Heyman, Chief Operating Officer of Radiant, will become head of the Radiant entity within NCR. Thus, while Radiant’s shareholders are being cashed out of their investments at an unfair and inadequate price, the Company’s senior management will continue to share in the future profits and upswing of Radiant and its innovative hospitality and retail products.

37. Moreover, Radiant and NCR entered into a retention agreement was Chief Operation Officer of the Company Andrew S. Heyman, by which, NCR, Radiant and Mr. Heyman have agreed that if his employment with Radiant is continued following the Proposed Acquisition for a period of at least 18 months commencing upon the closing of the Offer, NCR will pay Mr. Heyman an aggregate bonus of $405,000, with $270,000 payable on the first anniversary of the closing of the Offer and the remaining $135,000 payable on the expiration of the 18-month period following the closing of the Offer.

38. The merger agreement, dated July 11, 2011, includes a combination of onerous and unreasonable deal protection devices that may effectively preclude topping bids. Section 6.2 contains a “no-shop” provision that prohibits Radiant from soliciting, initiating, knowingly encouraging or taking any other action that may lead to an alternative acquisition proposal. In addition, Section 6.2 of the merger agreement provides that Radiant can only talk with and provide information to any third-party bidder if the Radiant board determines that it has received a “Superior Proposal” from that bidder. Even then, the third-party bidder would be required to enter into a confidentiality agreement which “contains terms that in all material respects are no less favorable to the Company” than those contained in the confidentiality agreement between NCR and Radiant.

39. Section 6.2(b) of the merger agreement also places severe restrictions on the ability of Radiant’s Board to change its recommendation on the Proposed Acquisition. Specifically, the Radiant Board may not “withhold, withdraw or modify” its recommendation on the Proposed Acquisition, or adopt, approve, endorse, declare advisable or recommend and alternative proposal, unless, among other things, the Radiant Board has determined, in consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that failing to do so “would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.” Moreover, if Radiant receives a superior proposal to the Proposed Acquisition, Radiant must give NCR three business days to amend the Proposed Acquisition so that the alternative proposal would no longer be considered superior to the Proposed Acquisition.

40. Under Section 6.2(c) of the merger agreement, as promptly as practicable, and in any event within twenty-four hours following receipt of any offer or inquiry that could be considered to lead to an alternative proposal, Radiant must also provide NCR orally and in writing with: (i) any Acquisition Proposal or any request for information or inquiry that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal; (ii) the material terms and conditions of such Acquisition Proposal, request or inquiry (including any material change to the financial terms, conditions or other material terms thereof); and (iii) the identity of the Person or group making such Acquisition Proposal, request or inquiry This provision applies whether or not the Radiant Board has determined that the alternative offer constitutes a superior offer to NCR’s offer.

41. Section 8.5(b) of the merger agreement is also unfair to Radiant shareholders because it provides for a $35.7 million termination fee, or 3 percent of the overall deal value, in the event that Radiant terminates the merger agreement under certain circumstances. These provisions will deter potential bidders from coming forward.

42. The merger agreement also discloses that insider shareholders (including the defendant Goren, Chairman of the Board, who is the largest single shareholder with a 7% stake) have entered into voting agreements whereby they agree to tender their shares in favor of the Proposed Acquisition. These shares represent 7% of total shares outstanding and 10% of fully diluted shares outstanding (i.e. including options that vest before the effective date of the merger). Therefore, with 10% of Radiant shares locked up, only 40% of public shareholders need to tender their shares to effectuate the Proposed Acquisition. In other words, even if a majority of Radiant’s non-affiliated shareholders were to vote down the Proposed Acquisition, it still may be accepted based on the 10% of fully diluted shares that Radiant insiders hold and that have been pledged to support the Proposed Acquisition.

43. Based on all of the statements made by NCR and Radiant to date, it appears that Radiant did not conduct an open and fair auction process for the Company and, as a result, failed to maximize shareholder value. Open and fair auctions are a valuable tool to maximize shareholder value. Here, the Individual Defendants, the members of the Radiant Board of Directors, breached their fiduciary duties to the Radiant shareholders by failing to conduct an open and fair auction process, or any sort of meaningful market check, and thereby denied Radiant shareholders the true value of their investment. As described above, rather than looking out for the best interests of Radiant shareholders, the Board allowed the Company’s management to ensure their continued involvement and positions with the combined Radiant/NCR company, while agreeing to and recommending to Radiant shareholders a cash-out acquisition that does not maximize the value of the shareholders’ interest in the Company. Further, because of the unreasonable deal protection devices identified above, it is likely that other potential bidders will not come forward, making the possibility of an open auction even more remote.

44. The Individual Defendants have violated fiduciary duties owed to NCR shareholders, causing injury for which Plaintiff seeks equitable relief or, as appropriate, compensation. Defendants have failed to take adequate measures to ensure that the interests of Radiant’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and unduly restricts the Company’s ability to consider and accept a competing bid.

45. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Radiant investment. Plaintiff and other members of the Class will suffer irreparable harm unless actions of defendants are enjoined and a fair process is substituted.

46. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions threaten to inflict.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

47. Plaintiff repeats and realleges each allegation previously set forth herein.

48. The Individual Defendants have knowingly or recklessly and in bad faith violated fiduciary duties of loyalty, good faith, due care, and candor owed to the public shareholders of Radiant common stock and have acted to put their interests ahead of the interests of Radiant’s shareholders.

49. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, acting individually and as part of a common plan, knowingly or recklessly and in bad faith attempted to unfairly deprive Plaintiff and other members of the Class of the true value of their investments in Radiant.

50. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into the Proposed Acquisition without regard to the fairness of the transaction to Radiant’s shareholders.

51. Consummation of the Proposed Acquisition on the terms proposed by NCR will deny plaintiff and other Class Members the right to share proportionately and equitably in the true value of Radiant’s profitable business, and future growth in profits and earnings.

52. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly and in bad faith failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and other members of the Class.

53. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the Class will be irreparably harmed. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly, and in bad faith, breach the fiduciary duties they owe to Plaintiff and the Class.

54. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary

Duty Against the Company and NCR

55. Plaintiff repeats and realleges each allegation previously set forth herein.

56. The Company and NCR have aided and abetted the Individual Defendants in their breaches of fiduciary duty. The Company and NCR knew of the Individual Defendants’ breaches of fiduciary duty, and actively and knowingly have encouraged and participated in said breaches in order to obtain the substantial financial benefits that the Proposed Acquisition would provide it at the expense of Radiant’s stockholders.

57. NCR participated in the breaches of the fiduciary duties by the Individual Defendants for the purpose of advancing its own interests. NCR will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. NCR will benefit from the acquisition of the Company at a grossly inadequate and unfair price if the Proposed Acquisition is consummated.

58. Plaintiff and the Class will be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of itself and other public holders of Radiant, demand judgment as follows:

A. declaring this action properly maintainable as a class action;

B. enjoining, preliminarily and permanently, defendants from taking any steps to consummate the Proposed Acquisition;

C. to the extent that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding such transaction, and granting, inter alia, rescissory damages against the Individual Defendants and Radiant;

D. directing defendants, jointly and severally, to account to Plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

E. requiring the Individual Defendants to conduct a fair process to evaluate the Company’s value and any available maximizing strategic alternatives;

F. awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

G. granting Plaintiff and the other members of the class such other and further relief as is just and equitable, including all injunctive relief as alleged heretofore.

Dated: July 18, 2011

CHITWOOD HARLEY HARNES LLP

/s/ Christi A. Cannon

Martin D. Chitwood (Georgia Bar No. 124950)

Christi A. Cannon (Georgia Bar No. 107869)

Molly A. Havig (Georgia Bar No. 432147)

2300 Promenade II

1230 Peachtree Street, NE

Atlanta, GA 30309

Telephone: (404) 873-3900

Facsimile: (404) 876-4476

Attorneys for Plaintiff

OF COUNSEL:

Jeffrey W. Golan Julie B. Palley BARRACK, RODOS & BACINE 3300 Two Commerce Square 2001 Market Street Philadelphia, PA 19130 (215) 963-0600

VERIFICATION

I, James H. VanLeuven, Jr., Chairman of the Oakland County Employees’ Retirement System, hereby verify under penalty of perjury as follows:

Oakland County Employees’ Retirement System is the plaintiff in the above-titled action. On its behalf, I have read the foregoing Class Action Complaint and know the contents thereof, and the same is true to my own knowledge, except as to the matters stated to be alleged upon information and belief, and as to those matters I believe them to be true.

Executed this 18 day of July, 2011 at Pontiac, Michigan.

/s/ James H. VanLeuven, Jr.
James H. VanLeuven, Jr.